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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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


THE FOLLOWING INTERVIEW WITH JEAN-PIERRE RODIER, PECHINEY'S CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WAS PUBLISHED IN THE FRENCH NEWSPAPER LE MONDE ON SEPTEMBER 13, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.
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                 Interview with Jean-Pierre Rodier from Le Monde

                               September 13, 2003



LE MONDE: Pechiney's Board of Directors today accepted Alcan's offer, whereas it had rejected the previous proposals. What makes this offer more acceptable than the others?

JEAN-PIERRE RODIER: It is not the same. At the outset, the offer was made without consulting us, which is not a very friendly approach. In industrial terms, although Pechiney can stand alone -- and will continue to do so if Alcan's offer fails -- it is difficult to deny that the combination makes sense. We suggested this solution three years ago. In financial terms, on the other hand, the money was not right. Alcan was offering 41 euros per share, which was well below Pechiney's worth. That is what we told our shareholders, and we have been heard. Our share price has always been higher than the initial offer.

Alcan understood the message and, at the end of August, made a new offer of 48 euros. But at that time, negotiations had not been completed. So Pechiney's Board decided that we had to continue discussions and rejected the offer. We resumed contact at the end of last week and on Thursday we reached an agreement. Alcan's offer of 48.5 euros per share was approved by our board. However, it remains subject to approval by the European Commission, without an in-depth inquiry. If Brussels decides otherwise, each of us will recover its freedom.


LE MONDE:  Does half a euro more per share really make the difference?

JEAN-PIERRE RODIER: It does mean 40 million euros more. Overall, the offer has gone from 41 to 48.5 euros, which represents double the premium for our shareholders. By giving ourselves two more weeks, we were above all able to discuss matters in greater depth. Alcan's commitments are now contractual and have been secured.


LE MONDE:  What are those commitments?

JEAN-PIERRE RODIER: If Alcan takes control of Pechiney, Pechiney will not become a mere subsidiary, but will be a major world mainstay of the Group alongside Canada. Alcan has stated that Pechiney (France) would become the group's world packaging headquarters and the European headquarters for smelting (primary aluminum production). Alcan was also considering making France the world headquarters for its aerospace business. This is now a certainty if Alcan's offer succeeds. Similarly, if Alcan's bid goes ahead, Paris will become the European HQ for machined products instead of Zurich, Alcan's current base. Finally, the HQ for smelting technology, in which our Group is the undisputed world leader, will remain in France, in Saint-Jean de Maurienne. And that technology will be sold solely under the Pechiney brand for ten years. It is symbolic, but it is still important to ensure that Pechiney's name continues.


LE MONDE:  Have you obtained commitments on employment?

JEAN-PIERRE RODIER: An appointment process that guarantees openness and fairness for the group's 50 top managers has been adopted in the spirit of what was decided three years ago, only on a simpler basis. We have discussed with Travis Engen (the head of Alcan) who will do what if the offer succeeds, but nothing will be made public until the offer is completed. I can assure you that there is real recognition of the talents of Pechiney's people.

LE MONDE: After raising its offer, won't Alcan be tempted to seek further savings and make job cuts?

JEAN-PIERRE RODIER: If Alcan takes control, there will be job cuts at headquarters, but they may be partly offset by activity transfers from other European headquarters. As for the rest, Alcan said that it intends to carry out our restructuring plan, as we had defined it. The plan has now been completed and Alcan says it does not want to go any further or reduce the industrial workforce to increase synergy. Alcan has also undertaken to work in liaison with the French Government to carry out any future restructuring programs, if needed.

LE MONDE: One of the stumbling blocks to your past merger project was the refusal to make the divestments required by Brussels. The problem of concentration remains, particularly in Aluminum rolling capacity with the Alcan plant in Norf, Germany and the Pechiney plant in Neuf-Brisach, France. Have you settled this question in your discussions?

JEAN-PIERRE RODIER: We are not in a merger mechanism but a takeover process. So this question has not been discussed. Alcan's managers seem open and have not apparently made their choice. It depends on what Brussels asks them and on the potential buyers that may come forward. It is an economic decision. But if their choice is Neuf-Brisach, the plant's staff should have no cause for concern. They have a very good track record. Any buyer will have as an objective the further development of the plant.


LE MONDE: Do you think that the European Commission is likely to accept Alcan's take-over project without an in-depth inquiry?

JEAN-PIERRE RODIER: We have two weeks of uncertainty before finding out what Brussels requires. What I can say is that Alcan takes the Commission's requests very seriously and is ready to take every step to fulfill them.


LE MONDE:  Did you consider holding out until the very end?

JEAN-PIERRE RODIER: Alcan took advantage of the opening provided by the depreciation of the dollar and the decline of our share price. This gave it an opportunity to launch an attack on Pechiney, which remains the last affordable major group now that Reynolds and Alumax have disappeared. It was our duty to take forceful action to make Alcan raise its offer. Which it did. But fighting until the bitter end would not have made sense. A protracted battle would not have been good for the teams in place. You have to think of the future.


LE MONDE:  What is your future?

JEAN-PIERRE RODIER: If Pechiney remains alone, I will enthusiastically continue managing the Group. If Alcan takes it over, I'll leave, because a group cannot have two bosses. That was clear for me from the outset.


LE MONDE:  Have you negotiated a departure package from Pechiney ?

JEAN-PIERRE RODIER:  If I leave, I'll answer that at the appropriate time.


LE MONDE:  Do you have any regrets?

JEAN-PIERRE RODIER: Only one: not succeeding three years ago in convincing Alcan to accept what it is prepared to accept today.